================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             iXL ENTERPRISES, INC.
                   __________________________________________
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            _______________________________________________________
                         (Title of Class of Securities)


                                  450718 10 1
                             _____________________
                                 (CUSIP Number)


                           JAMES J. CONNORS, II, ESQ.
                                KELSO & COMPANY
                                320 PARK AVENUE
                              NEW YORK, NY  10022
                                 (212) 751-3939

         ______________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 8, 1999
         _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:    /    /.

================================================================================

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              KELSO INVESTMENT ASSOCIATES V, L.P.
                         13-372-8774
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
                                                                    [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             0 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                0 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,656,096 SHARES


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                KELSO EQUITY PARTNERS V, L.P.
                      13-3787708
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             0 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                0 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,656,096 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   KELSO PARTNERS V, L.P.
                         13-3728773
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             0 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                0 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,656,096 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      JOSEPH S. SCHUCHERT
                         ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             0 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                0 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,656,096 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      FRANK T. NICKELL
                         ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             4,965 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                4,965 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,661,061 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      MICHAEL B. GOLDBERG
                          ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             4,165 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                4,165 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,660,261 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      GEORGE E. MATELICH
                         ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                             56,950 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                               56,950 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,713,046 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.4%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      FRANK K. BYNUM, JR.
                          ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            27,000 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              27,000 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,683,096 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      THOMAS R. WALL, IV
                          ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            262,180 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              262,180 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,918,276 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.7%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      DAVID I. WAHRHAFTIG
                          ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            11,690 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              11,690 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,667,786 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      PHILIP E. BERNEY
                        ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY                                                  [_]
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            22,500 SHARES
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8     SHARED VOTING POWER
   BENEFICIALLY             15,656,096 SHARES

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              22,500 SHARES
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   15,656,096 SHARES

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,678,596 SHARES

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                     [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            24.3%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

      This Statement on Schedule 13D is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of iXL Enterprises, Inc. a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1888 Emery St., N.W., Atlanta, Georgia 30318.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement on Schedule 13D is filed by Kelso Investment Associates V, L.P., a Delaware limited partnership ("KIA V"); Kelso Equity Partners V, L.P., a Delaware limited partnership ("KEP V" and, together with KIA V, the "Limited Partnerships"); Kelso Partners V, L.P., a Delaware limited partnership and the general partner of KIA V ("KP V"); and Joseph S. Schuchert, Frank T. Nickell, Michael D. Goldberg, George E. Matelich, Frank K. Bynum, Jr., Thomas R. Wall, IV, David I. Wahrhaftig and Philip E. Berney, each of whom is a general partner of KP V and of KEP V (collectively, the "General Partners" and, together with the Limited Partnerships and KP V, the "Filing Persons"). The Filing Persons disclaim beneficial ownership of the securities reported herein except to the extent such securities are owned directly by any of them, respectively.

      The Limited Partnerships are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company, a private merchant banking firm specializing in acquisition transactions ("Kelso"). The principal business address of each of the Filing Persons is c/o Kelso & Company, 320 Park Avenue, New York, NY 10022. The present principal occupation of each of the General Partners is as follows: Mr. Schuchert is Chairman of Kelso; Mr. Nickell is President of Kelso; Mr. Goldberg is Managing Director of Kelso; Mr. Matelich is Managing Director of Kelso; Mr. Bynum is Managing Director of Kelso; Mr. Wall is Managing Director of Kelso; Mr. Wahrhaftig is Managing Director of Kelso and Mr. Berney is Managing Director of Kelso. Each of the General Partners is a citizen of the United States.

      During the last five years, none of the Filing Persons has been (i)
                                                                       -
convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or
                   --
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Limited Partnerships acquired beneficial ownership of 15,593,596 shares through a reclassification of 138,370 shares of Class A Convertible Preferred Stock of the Company, par value $0.01 per share ("Class A Preferred Stock"), and 10,000 shares of Class D Nonvoting Preferred Stock of the Company, par value $0.01 per share ("Class D Preferred Stock," and together with the Class A Preferred Stock, the "Preferred Stock") into Common Stock pursuant to the Amended and Restated Certificate of Incorporation of iXL Enterprises, dated June 8, 1999 (the "Restated Certificate"). The Limited Partnerships paid an aggregate of $29,705,000 in cash for the Preferred Stock on April 30, 1996, April 4, 1997 and August 14, 1998; the Limited Partnerships obtained such funds from capital contributions by their partners. KEP V acquired beneficial ownership of 62,500 shares of Common Stock from Kelso for $750,000 cash on June 10, 1999; KEP V obtained such funds from capital contributions by its partners. Kelso acquired such shares from the Company pursuant to a Consulting Agreement (the "Consulting Agreement"), dated as of February 5, 1999, by and between the Company and Kelso, in exchange for services rendered pursuant to such agreement. The Consulting Agreement was entered into in connection with the Company's initial public offering of 6,000,000 shares of Common Stock (the "Offering"). The foregoing is qualified in its entirety by reference to the Restated Certificate and the Consulting Agreement, which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.

      On December 24,1996, trusts of which Messrs. Nickell and Wall are trustees acquired 8 shares and 2,003 shares, respectively, of Class A Preferred Stock in a series of estate-planning transactions; on June 8, 1999, these shares were reclassified as 800 shares and 200,300 shares, respectively, of Common Stock pursuant to the Restated Certificate. On January 15, 1999, Mr. Berney acquired 100 shares of Class A Preferred Stock for $100,000 in cash from personal investment funds; on June 8, 1999, these shares were reclassified as 10,000 shares of Common Stock pursuant to the Restated Certificate. On June 8, 1999, in connection with the Company's directed share program, certain Filing Persons purchased Common Stock for cash from their personal investment funds as follows:
Mr. Goldberg (4,165 shares; $49,980); Mr. Matelich (56,950 shares;  $683,400);
Mr. Bynum  (27,000 shares; $324,000); Mr. Wall (42,410 shares; $508,920); Mr.
Wahrhaftig (11,690 shares;  $140,280); and Mr. Berney (12,500 shares; $150,000).
On June 8, 1999, in connection with the Company's directed share program, certain trusts of which Messrs. Nickell and Wall are trustees acquired 23,635 shares of Common Stock for cash from trust investment funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      The Limited Partnerships and Mr. Berney acquired beneficial ownership of Common Stock pursuant to a reclassification of the Preferred Stock into Common Stock. Messrs. Goldberg, Matelich, Bynum, Wall and Wahrhaftig acquired beneficial ownership of shares of Common Stock for cash for the purpose of acquiring an equity interest in the Company. Mr. Berney and KEP V acquired beneficial ownership of additional shares of Common Stock for cash for the purpose of increasing their common equity interests in the Company. The Limited Partnerships and Mr. Berney acquired beneficial ownership of Preferred Stock for the purpose of acquiring an equity interest in the Company.

      Pursuant to the terms of the Restated Certificate and the Third Amended and Restated Stockholders' Agreement, dated as of June 8, 1999 (the "Stockholders' Agreement"), among the Company, the Limited Partnerships and the other signatories thereto, KIA V and KEP V are entitled jointly to designate two individuals as nominees for election to the Board of Directors of the Company (the "Board") for as long as KIA V and KEP V together hold 5% or more of the outstanding Common Stock. The foregoing is qualified in its entirety by reference to the Restated Certificate and the Stockholders' Agreement, which are filed as Exhibits 1 and 3 hereto, and are incorporated herein by reference. Messrs. Bynum and Wall are directors of the Company, and Mr. Bynum is a member of the Executive Committee of the Board.

      Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at anytime or from time to time (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended (the "Securities Act"), and subject to the other restrictions described in Item 6).

      Except as disclosed herein, none of the Filing Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of June 18, 1999, each of the Limited Partnerships, KP V and Mr. Schuchert may be deemed to own beneficially an aggregate of 15,656,096 shares of Common Stock. The Company reported in its Prospectus dated as of June 2, 1999 (the "Prospectus") that there would be 63,547,800 shares of Common Stock outstanding after completion of the Offering. Representatives of the Company have indicated that on June 14, 1999, the underwriters of the Offering exercised an over-allotment option and acquired 900,000 shares as further described in the Prospectus. Therefore, as of June 18, 1999, there are 64,447,800 shares of Common Stock outstanding. Based on the foregoing, each of the Limited Partnerships, KP V and Mr. Schuchert may be deemed to own beneficially in the aggregate approximately 24.3% of the outstanding shares of Common Stock. Each of the Limited Partnerships, KP V and Mr. Schuchert disclaim beneficial ownership of securities reported herein except to the extent such securities are owned directly by either of such Limited Partnerships, KP V or Mr. Schuchert, respectively.

      As of June 18, 1999, Mr. Nickell may be deemed to own beneficially an aggregate of 15,661,061 shares including 4,965 shares of Common Stock owned by trusts of which he is the trustee. Mr. Nickell may be deemed to own beneficially approximately 24.3% of the outstanding shares of Common Stock. Mr. Nickell disclaims beneficial ownership of the securities reported herein.

      As of June 18, 1999, Mr. Goldberg may be deemed to own beneficially an
aggregate of 15,660,261 shares of Common Stock.   Mr. Goldberg may be deemed to
own beneficially approximately 24.3% of the outstanding shares of Common Stock. Mr. Goldberg disclaims beneficial ownership of the securities reported herein except to the extent such securities are owned directly by him.

      As of June 18, 1999, Mr. Matelich may be deemed to own beneficially an
aggregate of 15,713,046 shares of Common Stock.   Mr. Matelich may be deemed to
own beneficially approximately 24.4% of the outstanding shares of Common Stock. Mr. Matelich disclaims beneficial ownership of the securities reported herein except to the extent such securities are owned directly by him.

      As of June 18, 1999, Mr. Bynum may be deemed to own beneficially an aggregate of 15,683,096 shares of Common Stock. Mr. Bynum may be deemed to own beneficially approximately 24.3% of the outstanding shares of Common Stock. Mr. Bynum disclaims beneficial ownership of the securities reported herein except to the extent such securities are owned directly by him.

      As of June 18, 1999, Mr. Wall may be deemed to own beneficially an aggregate of 15,918,276 shares of Common Stock (including 219,770 shares of Common Stock owned by trusts of which is the trustee). Mr. Wall may be deemed to own beneficially approximately 24.7% of the outstanding shares of Common Stock. Mr. Wall disclaims beneficial ownership of the securities reported herein except to the extent such securities are owned directly by him.

      As of June 18, 1999, Mr. Wahrhaftig may be deemed to own beneficially an aggregate of 15,667,786 shares of Common Stock. Mr. Wahrhaftig may be deemed to own beneficially approximately 24.3% of the outstanding shares of Common Stock. Mr. Wahrhaftig disclaims beneficial ownership of the securities reported herein except to the extent such securities are owned directly by him.

      As of June 18, 1999, Mr. Berney may be deemed to own beneficially an aggregate of 15,678,596 shares of Common Stock. Mr. Berney may be deemed to own beneficially approximately 24.3% of the outstanding shares of Common Stock.
Mr. Berney disclaims beneficial ownership of the securities reported herein except to the extent such securities are owned directly by him.

      None of the Filing Persons beneficially owns any shares of Common Stock other than as set forth herein.

      (b) Each Filing Person has the sole power to vote or direct the vote and to dispose or direct the disposition, or has the shared power to vote or direct the vote and to dispose or to direct the disposition, of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 1-11 above.

      (c) Except as set forth in Item 3, no transactions in the Common Stock were effected by the Filing Persons during the past 60 days.

      (d) No person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Company, the Limited Partnerships and certain other stockholders of the Company are parties to a Registration Rights Agreement, dated as of April 30, 1996 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, at any time and from time to time after May 1, 1997, the holder or holders of 50% or more of the Common Stock (the "Majority Stockholders") may request that the Company effect a registration under the Securities Act of all or a specified portion of the Common Stock held by the Majority Stockholders (a "Demand Registration"). After this request, the Company must use its best efforts to effect such a registration of all or such specified portion of the Common Stock held by the Majority Stockholders and by all other holders of Common Stock who are parties to the Registration Rights Agreement and who request in writing that all or a specified portion of Common Stock held by them be included in such registered offering. In addition, if the Company at any time proposes to effect a registration of its equity securities and the type of registration permits, all holders of Common Stock who are parties to the Registration Rights Agreement may include their shares in that registration (a "Piggyback Registration"). The number of shares to be registered under a Demand Registration or a Piggyback Registration may be reduced on a pro rata basis if the managing underwriter in an underwritten offering or the investment bank in a non-underwritten offering advises the Company that the number of shares requested to be so included exceeds the number which can be sold in the offering. Additionally, pursuant to the Registration Rights Agreement, all stockholders who purchased the Company's capital stock prior to the Offering, including the Limited Partnerships and Mr. Berney, agreed not to effect any public sale or distribution of their stock during the 90 days (or as specified by the Company, 180 days) after the closing of an offering by the Company that is registered under the Securities Act (including the Offering); in connection with the Offering, the Company specified a 180-day lock-up. The foregoing is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 4 hereto and incorporated herein by reference.

      Pursuant to lock-up agreements entered into in connection with the Offering (each, a "Lock-Up Agreement"), the Limited Partnerships and Mr. Berney have agreed that, during a 180-day period beginning June 2, 1999, they will not offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock, without the prior written consent of Merrill Lynch, Pierce, Fenner
& Smith Incorporated on behalf of the underwriters of the Offering. The foregoing is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

      Pursuant to lock-up agreements entered into in connection with the Company's directed share program (each, a "Directed Share Program Lock-Up Agreement"), Messrs. Goldberg, Matelich, Bynum, Wall, Wahrhaftig and Berney have agreed that, during a 180-day period beginning June 8, 1999, they will not offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock, without the prior written consent of the Company on behalf of the underwriters of the Offering. The foregoing is qualified in its entirety by reference to the form of Directed Share Program Lock-Up Agreement, which is filed as Exhibit 6 hereto and incorporated herein by reference.


ITEM  7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Form of Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-71937).

2. Consulting Agreement, dated as of February 5, 1999, by and between the Company and Kelso (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, File No. 333-71937).

3. Third Amended and Restated Stockholders' Agreement, dated as of June 8, 1999, among the Company, the Limited Partnerships, and the other signatories thereto.

4. Registration Rights Agreement, dated as of April 30, 1996 among the Company, the Limited Partnerships, and certain other stockholders of the Company (incorporated herein by reference to Exhibit 10.53 to the Company's Registration Statement on Form S-1, File No. 333-71937).

5. Form of Lock-Up Agreement.

6. Form of Directed Share Program Lock-Up Agreement.

7. Stock Purchase Agreement, dated as of June 2, 1999, by and between Kelso and KEP V.

8. Joint Filing Agreement, dated as of June 18, 1999.

9. Powers of Attorney.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 1999

                              KELSO  INVESTMENT ASSOCIATES V, L.P.

                              By:  Kelso Partners V, L.P., its
                                   General Partner

                              By:             *
                                  ----------------------------------


                              KELSO EQUITY PARTNERS V, L.P.

                              By:             *
                                  -----------------------------------


                              KELSO PARTNERS V, L.P.


                              By:             *
                                  -----------------------------------


                                              *
                                  -----------------------------------
                                        Joseph S. Schuchert


                                              *
                                  -----------------------------------
                                        Frank T. Nickell


                                              *
                                  -----------------------------------
                                        Michael B. Goldberg


                                              *
                                  ------------------------------------
                                        George E. Matelich

                                          *
                                 -------------------------------
                                    Frank K. Bynum, Jr.


                                          *
                                 -------------------------------
                                    Thomas R. Wall, IV


                                           *
                                 -------------------------------
                                    David I. Wahrhaftig




                                           *
                                 -------------------------------
                                     Philip E. Berney

*  By:  /s/ James J. Connors, II
        James J. Connors, II
        Attorney-in-Fact

                               INDEX OF EXHIBITS

1. Form of Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-71937).

2. Consulting Agreement, dated as of February 5, 1999, by and between the Company and Kelso (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, File No. 333-71937).

3. Third Amended and Restated Stockholders' Agreement, dated as of June 8, 1999, among the Company, the Limited Partnerships and the other signatories thereto.

4. Registration Rights Agreement, dated as of April 30, 1996 among the Company, the Limited Partnerships, and certain other stockholders of the Company (incorporated herein by reference to Exhibit 10.53 to the Company's Registration Statement on Form S-1, File No. 333-71937).

5. Form of Lock-Up Agreement.

6. Form of Directed Share Program Lock-Up Agreement.

7. Stock Purchase Agreement, dated as of June 2, 1999, by and between Kelso and KEP V.

8. Joint Filing Agreement, dated as of June 18, 1999.

9. Powers of Attorney.